TransAlta to speak at the Credit Suisse 2009 Energy Summit

CALGARY, Alberta (Feb. 2, 2009) – Steve Snyder, TransAlta Corporation’s (TSX:TA;NYSE:TAC), President and Chief Executive Officer, will speak at the Credit Suisse 2009 Energy Summit in Vail Colorado on Feb. 4, 2009 at approximately 10:40 a.m. MST.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100  years, we’ve been a responsible operator and a proud contributor to the communities where we work and live.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Manager, External Relations

Vice-President, Communications and IR

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Email:  michael_lawrence@transalta.com

Phone:  (403) 267-7622    Fax (403) 267-2590

    E-mail:  investor_relations@transalta.com